Exhibit 99.1

AGNICO EAGLE & KIRKLAND LAKE GOLD ANNOUNCE RECEIPT OF FIRB APPROVAL,
ANTICIPATED CLOSING DATE FOR MERGER AND NOTICE OF RELEASE OF AGNICO
EAGLE’S FOURTH QUARTER AND FULL YEAR 2021 RESULTS

Toronto (February 1, 2022) – Agnico Eagle Mines Limited (TSX:AEM, NYSE:AEM) (“Agnico Eagle”) and Kirkland Lake Gold Ltd. (TSX:KL, NYSE:KL, ASX:KLA) (“Kirkland Lake Gold”) are pleased to announce that approval has been received from Australia’s Foreign Investment Review Board (“FIRB Approval”) regarding the proposed merger of equals between Agnico Eagle and Kirkland Lake Gold (the “Merger”) by way of a plan of arrangement under the Business Corporations Act (Ontario). Agnico Eagle also announces that it will release its fourth quarter and full year 2021 results on Wednesday, February 23, 2022, after normal trading hours.

FIRB Approval and Anticipated Closing Date

FIRB Approval is the final key regulatory approval needed in order to permit closing of the Merger. The parties anticipate that the closing date of the Merger will occur on or about February 8, 2022, subject to customary closing conditions.

Fourth Quarter and Full Year 2021 Results

Agnico Eagle will release its fourth quarter and full year 2021 results on Wednesday, February 23, 2022, after normal trading hours.

Fourth Quarter and Full Year 2021 Results Conference Call and Webcast

Agnico Eagle's senior management will host a conference call on Thursday, February 24, 2022 at 11:00 AM (Eastern time) to discuss Agnico Eagle's fourth quarter and full year financial and operating results, as well as operating plans following completion of the Merger.

Via Webcast:

A live audio webcast of the conference call will be available on Agnico Eagle's website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-764-8677 or toll-free 1-888-390-0541, access code 093746#. The conference call replay will expire on Friday, March 25, 2022.

The webcast along with presentation slides will be archived for 180 days on Agnico Eagle's website.

Other 2022 Results Dates

Agnico Eagle's financial statement and operating results for 2022 are scheduled to be released as follows, after normal trading hours:

First Quarter – Thursday, April 28, 2022

Second Quarter – Wednesday, July 27, 2022

Third Quarter – Wednesday, October 26, 2022

Agnico Eagle's Annual General Meeting of Shareholders is scheduled to be held on Friday, April 29, 2022 at 11:00 AM (Eastern time).

About Agnico Eagle Mines Limited

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold is a low-cost senior gold producer operating in Canada and Australia that produced 1,432,616 ounces in 2021. The production profile of Kirkland Lake Gold is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold’s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position, extensive management expertise and an overriding commitment to safe, responsible mining.

For further information regarding Kirkland Lake Gold, contact Anthony Makuch, President, Chief Executive Officer & Director at tmakuch@kl.gold or call +1 416-840-7884; or Mark Utting, Senior Vice President, Investor Relations at mutting@kl.gold or call +1 416-840-7884.

Cautionary Note Regarding Forward-Looking Information

The information in this news release has been prepared as at February 1, 2022. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “may”, “would” or the negative of such terms and similar expressions. Such statements include: the timing of the effective date of the Merger; and the ability of Agnico Eagle and Kirkland Lake Gold to satisfy the other conditions to the Merger.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle and Kirkland Lake Gold as of the date of such statements, are inherently subject to significant business, economic, operational, and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of Agnico Eagle and Kirkland Lake Gold to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including with respect to the ability of Agnico Eagle and Kirkland Lake Gold to satisfy, in a timely manner, the other conditions to the closing of the Merger and the completion of the Merger on expected terms. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the failure of Agnico Eagle and Kirkland Lake Gold to satisfy the conditions to the completion of the Merger, in a timely manner, or at all; and the additional risk factors set out in the joint management information circular of Agnico Eagle and Kirkland Lake Gold dated October 29, 2021, including under the heading “Risk Factors”. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle and Kirkland Lake Gold do not intend, and do not assume any obligation, to update these forward-looking statements.